Michael L. Labertew
Labertew & Associates, LLC
Investment, Business & Immigration Attorneys
2825 E. Cottonwood Parkway, Suite 500
Salt Lake City, Utah 84121
801-424-3555
801-365-7314(f)

RE:

PGMI, Inc.

File No. 000-32195

Dear Sirs and/or Madam:

I am the Court-Appointed Receiver for PGMI, Inc., and am responding to your letter dated July 21, 2008 regarding the issuer and its 8-K that was filed on July 16, 2008.  The issuer’s address in Honolulu is currently used only for mailing as the company does not currently have revenue-producing operations.  For reasons not entirely known to me, the secretary at the issuer’s address did not notify me of the existence of your letter until August 13 and I did not see it until August 14 when it was emailed to me in Utah.  Although your letter was not postmarked until July 30, I am unsure why or if it took two full weeks to reach the issuer.

Nevertheless, we have responded to your letter by way of this response letter, as well as an 8-K/A, Item 4.02, which further describes the information previously filed under Item 1.01 regarding the restatement of the issuer’s financial statements.  In addition, we have added the information requested by you in your letter.

As you can see, this is not a typical restatement, and is not based on new information discovered regarding the company’s previous financials being inaccurate.  Rather, the necessity for the 8-K was the Order entered by the Third District Court, which formally  removed the issuer’s subsidiary from its control and required that the financials be filed on behalf of the issuer alone, rather than consolidated financials of the issuer and its subsidiary.

By way of this letter, I am also confirming that the issuer is aware that it is responsible for the adequacy and accuracy of disclosure in the filing; that your comments or our disclosures in response to your comments do not foreclose you from taking action with respect to the filing; and that you have stated that the company may not assert your comments as a defense to any action that is taken by the Commission or any person under federal securities laws.

Sincerely,

/s/ Michael L. Labertew

Michael L. Labertew

Court-Appointed Receiver